ELECTRONIFIE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

ELECTRONIFIE SECURITIES LLC

Index



Deloitte & Touche LLP
695 East Main Street
P.O. Box 10098
Stamford, CT 06901-2150
USA

Tel: + 1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equity owners and the Board of Directors of Electronifie Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronifie Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2017.

ELECTRONIFIE SECURITIES LLC

Statement of Financial Condition

December 31, 2020 (in thousands)

Assets		
Cash	$	657
Prepaid Expenses, Other Receivables, and Other Assets		1
Total Assets	**$**	**658**
Liabilities and Member's Equity		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	7
Total Liabilities	**$**	**7**
Commitment and Contingencies (Note 5)		
Member's Equity		
Member's Equity	$	651
Total Member's Equity	**$**	**651**
Total Liabilities and Member's Equity	**$**	**658**

The accompanying notes are an integral part of this financial statement

ELECTRONIFIE SECURITIES LLC
December 31, 2020
Notes to Financial Statement (amounts in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Electronifie Securities LLC ("Electronifie" or the "Company"), a New York limited liability company, was formed on October 9, 2013 and was granted its license as a broker dealer in November 2014. The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was previously wholly-owned by Electronifie Inc. and was sold to Trumid Holdings, LLC (the "Parent") on May 18, 2017. Effective that date, the Company became a wholly-owned subsidiary of the Parent, which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements (see Note 3).

The Parent currently owns another broker dealer, Trumid Financial, LLC ("Trumid"), which operates an electronic trading platform. The Parent acquired the Company to combine two independent client networks into a single network, leveraging Trumid's existing technology and team, further increasing the Trumid network and allowing for increased efficiency in matching buyers and sellers of USD-denominated corporate bonds on the Trumid platform.

Electronifie, in its role as a user of the Trumid Market Center platform, refers orders of broker-dealer clients that are not users of the Trumid Market Center platform to Trumid on behalf of those clients. Trades executed on Trumid's platform resulting from orders referred by Electronifie are executed, settled and cleared by State Street Global Markets, LLC ("SSGM"), the FINRA-registered intermediation agent for Trumid.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is maintained at two major global banks which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks. The Company has not experienced and does not expect to experience any nonperformance by either bank.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

ELECTRONIFIE SECURITIES LLC
December 31, 2020
Notes to Financial Statement (amounts in thousands)

2. Income Taxes

The Company is organized as a New York limited liability company and is treated as a disregarded entity for U.S. income tax purposes with no federal, state, or local tax liability.

3. Affiliate Transactions

The Company participates with Parent and its affiliates in certain expense sharing arrangements. These agreements are settled monthly with cash transfers.

4. Segment Information

The Company operates in a single operating segment under ASC 280 and all assets and operations are located in the United States.

5. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company does not expect such risk to be material.

6. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $5. As of December 31, 2020 the Company had net capital of $650 which exceeded its minimum required net capital by $645.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 26, 2021, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.